SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

/X/	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required, effective October 7, 1996] for the year ended December 31, 2009.

OR

/_/	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 1-12551

A.           Full title of the Plan:

Cenveo 401(k) Savings and Retirement Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cenveo, Inc.
One Canterbury Green
201 Broad Street
Stamford, CT 06901

Audited Financial Statements and Supplemental Schedules Cenveo 401(k) Savings and Retirement Plan Year ended December 31, 2009 With Report of Independent Registered Public Accounting Firm

Cenveo 401(k) Savings and Retirement Plan

Financial Statements and Supplemental Schedule

Year Ended December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-13

Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	14

Signatures	15

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	16

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of
Cenveo 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Cenveo 401(k) Savings and Retirement Plan (Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ O'Connor Davies Munns & Dobbins, LLP
Harrison, New York
June 29, 2010

Cenveo 401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
ASSETS
Investments, at fair value
Common/collective trusts	$184,670,791	$170,825,689
Mutual funds	107,856,844	90,116,200
Cenveo common stock	19,772,191	9,751,369
Participant loans	10,947,506	12,527,937
Group annuity separate account	278,962	417,248

Total investments	323,526,294	283,638,443

Receivables
Employee contributions	269,400	222,407
Employer contributions	–	9,557

Total receivables	269,400	231,964

Non-interest bearing cash	50,686	15,205

Total assets	323,846,380	283,885,612

LIABILITIES	–	–

Net assets reflecting investments at fair value	$323,846,380	$283,885,612

Adjustment from fair value to contract value for fully
benefit-responsive investment contract	(2,868,576)	4,622,641

Net Assets Available for Benefits	$320,977,804	$288,508,253

See notes to financial statements

Cenveo 401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

ADDITIONS

Contributions
Employer contributions	$13,421
Employee contributions	15,181,130
Rollover	238,756
Total contributions	15,433,307

Investment income
Net appreciation in fair value of investments	54,805,226
Interest and dividend income	5,579,309
Total investment income	60,384,535

Total additions	75,817,842

DEDUCTIONS
Distributions to participants	42,301,480
Administrative expenses	1,046,811

Total deductions	43,348,291

Net increase	32,469,551

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	288,508,253

End of year	$320,977,804

See notes to financial statements

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

1.           Description of the Plan

The following description of the Cenveo 401(k) Savings and Retirement Plan (Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General

The Plan was adopted effective March 1, 1994 and is an earnings deferral plan of Cenveo, Inc. (Company). The Plan includes nonunion and certain eligible union employees that are not leased employees and have become eligible according to their collective bargaining agreements. The Plan is subject to provisions of the Employee Retirement Income Securities Act of 1974 (ERISA). All Plan assets are held by the Plan trustee, Mercer Trust Company (Mercer).

Nonunion and certain eligible union employees that are not leased employees and who are expected to work 1,000 hours in a Plan year, or if they are expected to complete 1,000 hours of service in a consecutive 12-month period become eligible to participate in the Plan on the first day of the month following 30 days of service with the Company. The Plan provides for automatic enrollment on behalf of employees hired or first eligible to participate in the Plan after January 1, 2004.

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document and up to certain dollar amounts as limited by the Internal Revenue Service (IRS). Participants may also contribute amounts representing rollover distributions from qualified retirement plans. The Company matches participant contributions to the Plan in accordance with their respective union agreements. The Company also makes a flat rate contribution in accordance with a union agreement for selected participants. The Company did not make a discretionary matching contribution to the Plan for the year ended December 31, 2009.

Participant Accounts

Each participant's account is credited with the participant's contributions and withdrawals, as applicable, the Company contributions and allocations of Plan earnings, and is charged with an allocation of administrative expenses.

Vesting

All participants are 100% vested in their contributions at all times. Vesting in Company matching contributions occurs 20% for each year of service. Upon reaching five years of service, all Company contributions become fully vested. Vesting schedules for union participants are in accordance with their applicable union agreements. Years of service attributable to predecessor companies prior to a participant being employed by the Company are recognized in full for vesting purposes. All Company matching contributions become fully vested upon retirement, disability, or death of the participant.

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

1.	Description of the Plan (continued)

Investment Options

Upon enrollment in the Plan, participants may elect to invest their contributions in a variety of investment options offered by the Plan.

Loans to Participants

Under the current Plan, participants may borrow from the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested interest in the Plan. Such loans bear interest at the prime rate (as published in The Wall Street Journal) plus 1% and are collateralized by the participant's non-forfeitable interest in the Plan. Loans must be repaid within five years unless they are for the purchase of a principal residence, in which event they may be repaid over a period up to 10 years. Outstanding loans for acquired participants have been transferred into the Plan at their respective interest rates and due dates.

Payment of Benefits

Upon retirement or termination of service, participants may roll their account balance into another qualified retirement savings account, withdraw their vested account balance less applicable taxes in a lump-sum payment, or leave their account balance in the Plan until normal retirement age if their account balance is greater than $5,000. The Plan provides for hardship distributions if certain conditions are met.

Expenses

Certain administrative expenses of the Plan are paid by the Company. All other administrative expenses are paid by the Plan and allocated to participant accounts.

Forfeitures

Upon termination by a participant, Company matching contributions that have not vested are used to offset future administrative expenses or Company contributions. At December 31, 2009 and 2008, forfeited non-vested accounts totaled $2,451,229 and $2,797,958, respectively. The Company paid $617,188 for administrative expenses using non-vested forfeitures in 2009.

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

1.           Description of the Plan (continued)

Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Concentration of Market and Credit Risk

The Plan offers various investment options by which participants may invest their account balances in any combination of mutual funds or common collective trust funds. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

2.           Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the Unites States (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

2.           Summary of Significant Accounting Policies (continued)

Fair Value Measurement

The Plan performs fair value measurements in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures. Refer to Note 5 for the fair value measurement disclosures associated with the Plan’s investments.

Investment Valuation and Income Recognition

The Plan's investments are recorded in the financial statements at fair value based on published market value, except for certain common collective trust funds, which are recorded at contract value and participant loans, which are stated at face value. Unrealized and realized appreciation (depreciation) of investments during the year is included in net appreciation in the fair value of investments in the statement of changes in net assets available for benefits.

Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits presents the adjustment for investment contracts from fair value to contract value.

Payment of Benefits

Payment of benefits are recorded when paid.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) – Fair Value Measurements and Disclosures (ASU 2010-06) to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. Levels 1, 2, and 3 of fair value measurements are defined in Note 5. The Plan will adopt this new accounting standards update in the year ending December 31, 2010 except for the provisions of this update that will be effective in the year ending December 31, 2011. The Plan is currently evaluating the impact of its pending adoption on the Plan’s financial statements.

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

3.           Income Tax Status

The Plan has received a determination letter from the IRS dated December 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination, the Plan was amended. A renewal determination letter application has been submitted to the IRS. The status of the application is pending. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

4.           Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows at December 31:

	2009	2008
Fair Value
Mutual Funds:
PIMCO Total Return Fund	$32,458,863	$31,036,145
Harbor Capital International Fund	24,000,670	18,897,904
T. Rowe Price Blue Chip Growth Fund	16,649,707	*
Common/Collective Trusts:
Pyramis Index Lifecycle 2020	*	14,680,218
SSGA S&P 500 Index Flagship	45,331,524	40,294,623
Cenveo Common Stock	19,772,191	*
Contract Value
Putnam Stable Value Fund	66,325,457	71,414,192

*Investment represents less than 5% of net assets available for benefits.

The Plan’s investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in value for the year ended December 31, 2009 as follows:

Mutual funds	$21,913,938
Common collective trusts	21,845,240
Cenveo common stock	11,176,347
Group annuity separate account	(130,299)
$54,805,226

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

4.           Investments (continued)

Fully Benefit-Responsive Investment Contracts

The Plan currently invests in a fully benefit-responsive investment contract called the Putnam Stable Value Fund (Fund). The Fund maintains its contributions in common collective trust accounts. The contracts are included in the financial statements at contract value, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive.

Participants may ordinarily withdraw or transfer all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts that are fully benefit-responsive at December 31, 2009 and 2008 was $69,194,032 and $66,791,550, respectively. For the Plan years ended December 31, 2009 and 2008, the crediting interest rates were approximately 3.8% and 4.2%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero. The average yield rates were approximately 3.0% and 4.6% for the plan years ended December 31, 2009 and 2008, respectively.

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

5.           Fair Value Measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of fair value hierarchy as follows:

•             Level 1: quoted prices in active markets for identical assets or liabilities;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

5.           Fair Value Measurements (continued)

Investments Measured at Fair Value

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual funds	$107,856,844	$—	$—	$107,856,844
Cenveo common stock	19,772,191	—	—	19,772,191
Common/collective trust funds	—	184,670,791	—	184,670,791
Participant loans	—	10,947,506	—	10,947,506
Group annuity separate account	—	—	278,962	278,962
Total investments at fair value	$127,629,035	$195,618,297	$278,962	$323,526,294

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual funds	$90,116,200	$—	$—	$90,116,200
Cenveo common stock	9,751,369	—	—	9,751,369
Common/collective trust funds	—	170,825,689	—	170,825,689
Participant loans	—	12,527,937	—	12,527,937
Group annuity separate account	—	—	417,248	417,248
Total investments at fair value	$99,867,569	$183,353,626	$417,248	$283,638,443

The Plan’s mutual fund and common stock investments are measured at fair value, and are classified within Level 1 of the fair value hierarchy. The fair value of these investments are based on quoted market prices in active markets. The Plan’s common collective trust investments are classified as Level 2 as they are valued based on quoted prices in active markets and other observable inputs. The valuation techniques used to measure the fair value of the fully benefit-responsive investment contract that is included within the common collective trust category is described in Note 4. Participant loans are classified as Level 2 as their carrying value approximate their fair value as of December 31, 2009 and 2008.

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

5.           Fair Value Measurements (continued)

The table below sets forth a summary of changes in fair value of the Plan’s group annuity separate account, which is classified as Level 3.

Beginning of year	$417,248
Distributions to Participants & Administrative Expenses	(7,987)
Investment loss	(130,299)
End of year	$278,962

6.	Party-in-Interest Transactions

Certain Plan investments are managed by Mercer.  Mercer is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan held 2,259,679 and 2,191,319 shares of the Company’s common stock as of December 31, 2009 and 2008, with fair values of $19,772,191 and $9,751,369, respectively.

7.	Reconciliation of Financial Statements to Form 5500

For the Plan years ended December 31, 2009 and 2008, Form 5500 was prepared on the accrual basis of accounting.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2009	2008
Net assets available for benefits per the
financial statements	$320,977,804	$288,508,253
Deemed distributions	(1,263,712)	(1,258,153)
Net assets available for benefits per the
Form 5500	$319,714,092	$287,250,100

The following is a reconciliation of payments of benefits to participants per the financial statements to the Form 5500 for the year ended December 31, 2009:

Payments per the financial statements	$42,301,480
Deemed distributions	5,559
Payments per the Form 5500	$42,307,039

8.	Subsequent Events

On June 18, 2010 the Nashua Corporation Employees' Savings Plan was merged into the Plan. On June 24, 2010 the Graphic Arts Center Union Employees 401K Plan was merged into the Plan.

Cenveo 401(k) Savings and Retirement Plan
Supplemental Schedule
December 31, 2009

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)		EIN 84-1250534 Plan #001
	(c) Description of
	Investment, Including
(b) Identity of Issue	Maturity Date, Par or		(e) Current
(a) Borrower, Lessor, or Similar Party	Maturity Value		Value

Mutual Funds:
American Beacon Large Cap Value Fund	912,314		$15,737,408
PIMCO Total Return Fund	3,005,450		32,458,864
Harbor Capital International Fund	437,410		24,000,670
Vanguard Extended Market Index	218,680		7,146,464
T. Rowe Price Blue Chip Growth Fund	508,078		16,649,707
Alger SMID Cap Growth Fund	566,825		7,289,371
MSIF Small Mid Cap Value	584,956		4,574,360
* Cenveo Common Stock	2,259,679		19,772,191
Common/Collective Trusts:
* Putnam Stable Value Fund	66,325,457		69,194,032
Pyramis Index Lifecycle 2000	144,721		1,438,527
Pyramis Index Lifecycle 2005	222,657		2,144,191
Pyramis Index Lifecycle 2010	466,546		4,478,838
Pyramis Index Lifecycle 2015	1,291,083		12,149,091
Pyramis Index Lifecycle 2020	1,764,548		15,810,352
Pyramis Index Lifecycle 2025	1,666,786		14,834,400
Pyramis Index Lifecycle 2030	1,120,869		9,460,130
Pyramis Index Lifecycle 2035	653,879		5,499,119
Pyramis Index Lifecycle 2040	267,181		2,214,932
Pyramis Index Lifecycle 2045	160,669		1,335,163
Pyramis Index Lifecycle 2050	94,950		780,492
SSGA S&P 500 Index Flagship	2,158,850		45,331,524
Group Annuity Separate Account:
Principal U.S. Property Separate Account	707		278,962
* Participant Loans	4.00% - 11.00	%**	10,947,506

			$323,526,294

*Investments represent a party-in-interest **Interest Rates – Maturing from January 2010 through January 2036 See report of independent registered public accounting firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2010	Cenveo 401(k) Savings and Retirement Plan

/s/ Mark S. Hiltwein
Mark S. Hiltwein
Chief Financial Officer